

Mail Stop 3561

July 24, 2017

Edward M. Christie
Chief Financial Officer
Spirit Airlines, Inc.
2800 Executive Way
Miramar, Florida 33025

> **Re: Spirit Airlines, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 13, 2017**
> **Form 8-K**
> **Filed 4/28/2017**
> **File No. 001-35186**

Dear Mr. Christie:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed 4/28/2017

Exhibit 99.1, Page 11

1.   We note you present a measure titled "Return on Invested Capital." This measure uses a non-GAAP amount (Adjusted Operating Profit) in its calculation. Accordingly, please revise to retitle this measure to make it clear it is a non-GAAP measure to prevent confusion with computations of ROIC based solely on GAAP amounts.

2.   You include in your computation of ROIC "capitalized aircraft operating leases (7x Aircraft Rent)." Please explain to us and disclose the basis for this amount and why the multiple of 7 is representative and reasonable in your circumstances.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure